N E W S R E L E A S E

February 1, 2006

INITIAL ASSAY RESULTS FROM THE 2005 DRILL PROGRAM AT THE AUGARO PROPERTY, ERITREA

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is very pleased to announce the initial assay results from the first drill program on its Augaro gold property located in western Eritrea.

Highlights include:

AUGARO TARGET

Hole A-01 intersected 7.1 meters averaging 28.62 g/t Au

and 4.2 meters averaging 15.25 g/t Au.

DAMISCIOBA TARGET

Hole D-03 intersected 2.5 meters that averaged 5.51 g/t Au

Hole D-05 intersected 4.1 meters that averaged 5.68 g/t Au

Hole D-06 intersected 8.5 meters that averaged 3.42 g/t Au

The Augaro and Damiscioba mines were the largest operating gold mines in Eritrea during the 1930’s when they were under Italian management. Past production records are reported to have been destroyed resulting in uncertainty about past gold production and mined grades.  Written reports by an Italian geologist in the 1930’s that do exist indicate that the Augaro deposit mined a quartz vein over a distance of 600-700 meters and to a depth of 100 meters.

It is further reported that the Damiscioba Mine, located 3.0 kilometers to the southwest of Augaro Mine, was mined over a length of 400-600 meters on three levels. The quartz veins are reported to be 1.5 meters thick with some sections being up to 6.0-7.0 meters. Gold grades at surface were said to average 15.0 g/t Au. The gold deposits both used a common mill facility, the ruins of which are still standing.

The property had previously been held by Anglo American and Timmins Resource Ventures and was acquired by Nevsun in 2003. Anglo American had completed some preliminary geological mapping and stream sediment sampling.

Nevsun has subsequently carried out additional stream sediment sampling and regional mapping to define more specific target areas. The Company subsequently established a line grid over the mine areas and completed detailed mapping, soil sampling and geophysical surveys in the form of magnetometer and gradient array IP/resistivity.

The objective of the 2005 drill program was to test beneath the old Italian underground workings and determine the style and grades of any gold mineralization.

Augaro and Damiscioba Assay Results

Significant intersections over 0.5 g/t Au include:

Hole #	From	To	Length (m)	Au g/t	Azimuth	Dip
A-01	37.0	40.5	3.5	1.51	320	-55
And	71.9	79.0	7.1	28.62
And	92.5	98.0	5.5	3.19
And	149.8	154.0	4.2	15.25
And	157.0	164.5	7.5	1.64
A-02	84.5	86.0	1.5	0.83	144	-45
And	118.3	119.4	1.1	5.11
And	180.1	181.0	0.9	0.58
And	215.5	217.0	1.5	1.12
A-04	103.0	104.5	1.5	0.57	322.5	-50
And	112.0	113.5	1.5	0.78
And	116.5	117.5	1.0	0.58
A-07	11.9	13.6	1.7	0.86	322.5	-50
And	21.7	25.0	3.3	0.68
And	35.2	37.2	2.0	0.52
And	55.0	55.6	0.6	1.96
And	95.5	97.8	2.3	0.92
D-03	132.6	136.1	2.5	5.51	172.5	-45
D-05	127.3	129.2	1.9	1.63	170	-50
And	134.0	138.1	4.1	5.68
D-06	132.7	141.2	8.5	3.42	170	-45

Holes A-03, A-05, A-06, D-01, D-02 and D-04 all intersected quartz veining and/or disseminated sulphides but returned no significant gold values. True widths of intersected mineralization are uncertain due to a lack of intersections up and down dip of any particular mineralized zone.

Bill Nielsen, P.Geo. and Nevsun’s Vice-President of Exploration, the qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Eritrea Exploration Update

The current exploration program in Eritrea is targeting two gold exploration properties, Okreb and AK, where approximately 4,000 meters of drilling will be carried out.  Drilling activity at Okreb will be a continuation of the Spring 2005 program and initial drilling at AK will follow-up on targets identified by a recently completed IP/resisitivity geophysical survey.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the continuing exploration program in country.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Judy Baker (416) 786-7860, (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com